Via EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	China Mobile Limited

Annual Report on Form 20-F for

the Fiscal Year ended December 31, 2011

Filed April 25, 2012

File No. 001-14696

Dear Mr. Spirgel:

This is in response to the comment letter of the Staff of the Securities and Exchange Commission (the “Commission”), dated September 10, 2012, relating to the Annual Report on Form 20-F of China Mobile Limited (the “Company”) for the fiscal year ended December 31, 2011 (the “2011 Form 20-F”), which was filed with the Commission on April 25, 2012. The Company expresses its appreciation to the Staff for their helpful comments.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the comments are set forth below. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2011 Form 20-F. The Company is also submitting a copy of this letter as “correspondence” via EDGAR.

Mr. Larry Spirgel	2

Item 3. Key Information, page 2

Risk Factors, page 4

1.	As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor. As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. See http://pcaobus.org/International/Inspections /Pages/IssuerClientsWithoutAccessList.aspx. Therefore, in future filings, as applicable, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

In response to the Staff’s comment, the Company proposes to include a separate risk factor substantially in the form as set forth below in its Annual Report on Form 20-F for the fiscal year ending December 31, 2012:

“Our investors may be deprived of the benefits of PCAOB’s oversight of our independent registered public accounting firm through inspections.

Under the Sarbanes-Oxley Act of 2002, the Public Company Accounting Oversight Board, or PCAOB, has the authority and is required to conduct continuing inspections of registered public accounting firms that provide audit services to public companies subject to the reporting requirements of the SEC. Our external auditor is registered with the PCAOB and is subject to inspections by the PCAOB. However, the PCAOB is currently unable to inspect a registered public accounting firm’s audit work relating to a company’s operations in China where the documentation of such audit work is located in China, such as our registered public accounting firm’s audit work relating to our operations in China. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our independent registered public accounting firm through such inspections.”

*     *     *     *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel	3

Thank you again for your time. Please feel free to contact Mr. William Chua of Sullivan & Cromwell (tel: 852-2826-8632; fax: 852-2826-1773; email: chuaw@sullcrom.com), or Mr. Gong Chen or Ms. Mirian Niu of the Company at 852-3121-8888, with any questions you may have.

Sincerely,

/s/ XUE Taohai
XUE Taohai
Executive Director, Vice President
and Chief Financial Officer

cc:

Ms. Kathryn Jacobson

Ms. Ivette Leon

(Securities and Exchange Commission)

Mr. Gong Chen

Ms. Mirian Niu

(China Mobile Limited)

Mr. Thomas Chan

(KPMG)

Mr. William Y. Chua

Ms. Lu Chai

(Sullivan & Cromwell)